

October 27, 2016

<u>Via E-mail</u>
Ross McEwan
Chief Executive
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, United Kingdom

     Re: The Royal Bank of Scotland Group plc
             Form 20-F for the Fiscal Year Ended December 31, 2015
             Filed March 24, 2016
             File No. 1-10306

Dear Mr. McEwan:

We refer you to our comment letter dated September 1, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Dietrich King
       Assistant Director
       Division of Corporation Finance